EXHIBIT 99.1

Xenova to Host R&D Days

SLOUGH, U.K., June 24, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) will next week host an Investor/Analyst R&D Day in both New York and London. The event in New York will be held at 08:30 a.m. EDT on Tuesday 29 June and the London event will take place at 08:30 a.m. BST on Friday 2 July. The New York R&D Day will be webcast and can be accessed by going to the Company website at www.xenova.co.uk. Xenova's senior management and senior scientific staff will discuss the Company's clinical development programmes, with a focus on TransMID(tm), the Company's candidate for treatment of Glioblastoma Multiforme, and will also include presentations on TA-CD and TA-NIC, the Company's addiction vaccines, the Novel DNA Targeting Agents, and XR303, a candidate for the treatment of pancreatic cancer.

To attend the event in New York, please contact Lee Stern at The Trout Group at 212-477-9007 x22. For the London event, contact Mo Noonan at Financial Dynamics at 020 7831 3113.

Contacts:

 XenovaGroup plc                      +44 (0)1753 706600
 David A. Oxlade, Chief Executive Officer
 Daniel Abrams, Finance Director
 Veronica Cefis Sellar, Head of Corporate Communication

 UK -- Financial Dynamics          +44 (0)20 7831 3113
 David Yates
 Ben Atwell

 US -- Trout Group/BMC Communications
                                                    +1 212 477 9007
 Media:              Brad Miles
 Investors:        Lee Stern

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(tm), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN)

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to commercialize products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  XenovaGroup plc
          David A. Oxlade, Chief Executive Officer
          Daniel Abrams, Finance Director
          Veronica Cefis Sellar, Head of Corporate Communication
          +44 (0)1753 706600

          UK -- Financial Dynamics
          David Yates
          Ben Atwell
          +44 (0)20 7831 3113

          US -- Trout Group/BMC Communications
          Media: Brad Miles
          Investors: Lee Stern
          (212) 477-9007